SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549





                         Schedule 13D
           Under the Securities Exchange Act of 1934
                       (Amendment No. 4)

                        Metricom, Inc.
                       (Name of Issuer)

                         Common Stock
                (Title of Class of Securities)

                          591596-10-1
                        (CUSIP Number)

                      Brian L. Blomquist
                7711 Carondelet Ave., Suite 700
                      St. Louis, MO 63105
                         (314) 727-5305
         (Name, Address and Telephone Number of Person
       Authorized to Receive Notices and Communications)

                       October 12, 1997
             (Date of Event which Requires Filing
                      of this Statement)


If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]

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       This Amendment No. 4 to Schedule 13D is being filed by
Ryback Management Corporation, a Michigan corporation
("Ryback") in order to amend Item 6 in its entirety. Item 6 is hereby amended to read as follows:

Item 6.  Contracts, Arrangement, Understandings or
Relationships with Respect to Securities of the Issuer.

       On October 10, 1997, the Trust and Vulcan Ventures, Inc. ("Vulcan"), agreed to terminate the Stock Purchase Agreement, dated as of September 25, 1997, relating to the purchase by Vulcan from the Trust of 2,583,500 shares of common stock of Metricom. Effective on October 12, 1997, the Trust entered into a new Stock Purchase Agreement (the "Agreement") with Vulcan, pursuant to which the Trust has agreed to sell, and Vulcan agreed to buy, all of the 2,583,500 shares of Common Stock of Metricom owned by the Trust. Completion of the sale is subject to expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. The Board of Directors of Metricom has approved the purchase by Vulcan in order to exempt such purchase from the provisions of Section 203 of the Delaware General Corporation Law. The Agreement may be terminated by the Trust if the sale does not occur by December 31, 1997, and the Trust may also terminate the Agreement two business days after giving notice of termination to Vulcan, any time after the commencement of a tender offer for all of the outstanding Common Stock of Metricom by any Person that is not an Affiliate of Vulcan, unless within such two business day time period Vulcan agrees in writing to pay the Trust for the Shares the same amount offered per share in such tender offer. A copy of the Agreement is attached as Exhibit 6.2 hereto.

Item 7.  Material Required to be Filed as Exhibits.

Exhibit No.  Description
-----------  ------------
   6.2 Stock Purchase Agreement, dated as of October 13, 1997, between Lindner Investments, on behalf of Lindner Dividend Fund, Lindner Growth Fund and Lindner Bulwark Fund and Vulcan Ventures, Inc., a Washington corporation.

                           SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                           RYBACK MANAGEMENT CORPORATION

Date: October 17, 1997     By: /S/ LAWRENCE G. CALLAHAN
                              Lawrence G. Callahan
                              Vice President